Exhibit 1

Ahold Delhaize announces the buy-back and cancellation of its ¥33 billion Floating Rate Notes due May 2031 and the unwind of corresponding currency swap

Zaandam, the Netherlands, November 15, 2016 – Ahold Delhaize announces the buy-back and cancellation of the entire principal amount of its ¥33 billion Floating Rate Notes due May 2031 (ISIN: XS0128778460) (the “JPY Notes”). The associated Yen-Euro currency swap will be unwound as part of the transaction. Together, the JPY Notes and the swap effectively represent a synthetic €299 million long-term liability at an annual interest rate of 7.065%.

Ahold Delhaize has agreed to buy back the JPY Notes at a purchase price of 108.1% for settlement on November 15, 2016. Cancellation of the JPY Notes shall take place on the same day. The cost of buying back the JPY Notes and unwinding the swap will be funded with cash on hand and shall be reflected in Ahold Delhaize’s Q4 2016 results as a corresponding one-off cost of €243 million before tax.

The transaction is value accretive, achieves a reduction in annual interest expense of approximately €21 million and will have no material impact on current leverage ratios, Ahold Delhaize’s ability to fund its growth opportunities or to further optimize its capital structure.

For more information:
Press office: +31 88 659 5134	Investor relations: +31 88 659 5213	Social media:	Twitter: @AholdDelhaize
YouTube: @AholdDelhaize
LinkedIn: @AholdDelhaize

Ahold Delhaize is one of the world’s largest food retail groups and a leader in both supermarkets and e-commerce. Its family of strong, local brands serves more than 50 million customers each week in 11 countries. Together, these brands employ more than 375,000 associates in 6,500 grocery and specialty stores and include the top online retailer in the Benelux and the leading online grocers in the Benelux and the United States. Ahold Delhaize brands are at the forefront of sustainable retailing, sourcing responsibly, supporting local communities and helping customers make healthier choices. Headquartered in Zaandam, the Netherlands, Ahold Delhaize shares are listed on Euronext Amsterdam and Brussels (ticker: AD) and its American Depositary Receipts on the over-the-counter market in the U.S., quoted on the OTCQX International marketplace (ticker: ADRNY). For more information, please visit www.aholddelhaize.com.

Cautionary notice

This communication includes forward-looking statements. All statements other than statements of historical facts may be forward-looking statements. Words such as will, agree to, buy back, shall, value accretive, growth opportunities and optimize or other similar words or expressions are typically used to identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors that are difficult to predict and that may cause actual results of Koninklijke Ahold Delhaize N.V. (the “Company”) to differ materially from future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to the risk factors set forth in the Company’s public filings with the U.S. Securities and Exchange Commission and other disclosures.

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Forward-looking statements reflect the current views of the Company’s management and assumptions based on information currently available to the Company’s management. Forward-looking statements speak only as of the date they are made, and the Company does not assume any obligation to update such statements, except as required by law.

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